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SEC FILE NUMBER
0-20882

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Standard Management Corporation

Full Name of Registrant

Former Name if Applicable

10689 North Pennsylvania Street

Address of Principal Executive Office (Street and Number)
Indianapolis, Indiana 46280

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     During the first quarter of 2006, the Registrant has dedicated considerable time and effort to finding and negotiating sources of financing, which has consumed a substantial portion of management’s time and limited resources. We are currently in the final stages of negotiating and closing two significant financing transactions which we believe are critical to Registrant’s working capital position, operations and growth strategy and which we believe are important to be accurately reflected in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and in the Notes to the Consolidated Financial Statements of our Annual Report on Form 10-K. As a result, we are unable to complete the required disclosures without unreasonable effort in order to file the Annual Report on Form 10-K on the due date of March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Coons	(317)	574-6200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2005, the Registrant expects to report a net loss of approximately $54.2 million compared to a net loss of $10.9 million for the year ended December 31, 2004. The increased net loss for 2005 primarily was the result of the Registrant’s sale in June 2005 of its former financial services subsidiary Standard Life Insurance Company of Indiana (Standard Life). As a result of the sale of Standard Life, the Registrant expects to report an impairment charge and loss on sale of approximately $36.6 million in 2005. Additionally, the increased net loss was also attributable to results from the partial year ownership of Standard Life during 2005, compared to a full year ownership in 2004. The terms of this sale were previously disclosed in the Registrant’s Current Report on Form 8-K filed on June 15, 2005. In its Annual Report on Form 10-K, the former financial services business will be treated as discontinued operations. The Registrant expects to report net loss from continuing operations for 2005 of approximately $20.3 million compared to $20.6 million in 2004.

     For 2005, the Registrant expects to report net revenues from its continuing operations (pharmaceutical services and products) of approximately $29.1 million compared to $7.1 for 2004. The increase is primarily due to approximately $18.9 million of net revenues from our 2005 acquisitions, with the remaining increase attributable to a full 2005 year from businesses we acquired in 2004 and growth in those businesses and in our existing base of business started in 2002.

Standard Management Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Ronald D. Hunter

Ronald D. Hunter
Chairman, Chief Executive Officer and President